                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549





                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                          CROWLEY, MILNER AND COMPANY
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  228093-10-0
                                (CUSIP Number)

                              Paul R. Rentenbach
                              Dykema Gossett PLLC
                            400 Renaissance Center
                            Detroit, Michigan 48243
                                (313) 568-6973
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 30, 1998
            (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box [   ]

CUSIP No.228093-10-0

1.       Name of Reporting Person:   Dennis P. Callahan
         S.S. or I.R.S. Identification No. of Above Individual (optional):
         N/A

2.       Check the Appropriate Box if a Member of a Group:
                 (a)    [  ]
                 (b)    [  ]

3.       SEC Use Only

4.       Source of Funds:   PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                 [  ]

6.       Citizenship or Place of Organization:   United States

         Number of Shares         7.  Sole Voting Power
                                       52,387
         Beneficially             8.  Shared Voting Power
                                       44,432
         Owned by Each            9. Sole Dispositive Power
                                       52,387
         Reporting Person         10. Shared Dispositive Power
                 With                   44,432

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
                 283,486

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares
                 [   ]

13.      Percent of Class Represented by Amount in Row (11)
                 16.4%

14.      Type of Reporting Person:  IN

CUSIP NO. 228093-10-0

         This is Amendment No. 1 to the Schedule 13D filed by Dennis P. Callahan, and relates to the common stock (the "Common Stock") of Crowley, Milner and Company (the "Issuer"). The following items in the Schedule 13D are hereby amended to read in their entirety as follows:

ITEM 5.  Interest in Securities of the Issuer

         (a) Mr. Callahan beneficially owns 283,486 shares of Common Stock, which includes: 86,667 shares as to which Mr. Callahan has the right to acquire pursuant to presently exercisable stock options granted to him under the Issuer's 1992 Incentive Stock Plan, 100,000 shares as to which Mr. Callahan has the right to acquire pursuant to a stock options granted to him by Richard S. Keys as described under Item 6, 52,387 shares as to which Mr. Callahan has sole power to vote and direct the disposition thereof, 37,300 shares held by Mr. Callahan's spouse directly and 7,132 shares held by Mr. Callahan's spouse as custodian for their children and grandchildren, as to which Mr. Callahan shares the power to direct the vote and disposition thereof. Based on the Issuer's representation that it had 1,544,462 shares of Common Stock issued and outstanding as of April 17, 1998, Mr. Callahan may be deemed to be the beneficial owner of 16.4% of the Issuer's outstanding shares of Common Stock.

         (b)     See the response to (a) above.

         (c) There have been no transactions in the Common Stock by Mr. Callahan during the past 60 days.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Pursuant to an option agreement dated December 29, 1997 (the Agreement), Richard S. Keys granted to Mr. Callahan an option to purchase 100,000 shares of Common Stock of the Issuer (the "Optioned Stock"). The Agreement provides that the option is exercisable at any time after June 30, 1998, and prior to 6:00 p.m., June 30, 1999, but only on one occasion and only with respect to all of the Optioned Stock. However, the option is exercisable prior to June 30, 1998, on one occasion and only with respect to all of the Optioned Stock, if a "Change in Control Event," as defined therein, occurs prior to June 30, 1998. The purchase price of the Optioned Stock shall be the Fair Value of the stock based upon the average closing price of a share of Common Stock of the Company during the twenty (20) trading days prior to the exercise date during which the Company's Common Stock has actually traded on the American Stock Exchange, Nasdaq or any other stock exchange, but shall not be less than $7.50 per share nor more than $12.00 per share. The option is not assignable without the prior consent of Richard S. Keys.

ITEM 7.  Material to Be Filed as Exhibits

         1. Option Agreement, dated as of December 29, 1997, between Richard S. Keys and Dennis P. Callahan.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   /S/ Dennis P. Callahan
                                   _______________________________
                                       Dennis P. Callahan

Dated: May 8, 1998

                                 EXHIBIT INDEX

Exhibit No.      Description

1 Option Agreement, dated as of December 29, 1997, between Richard S. Keys and Dennis P. Callahan.